Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements of AMC Networks Inc. (No. 333-185361) on Form S-3 and (No. 333-175206 and No. 333-189096) on Form S-8 of our report dated January 10, 2014, with respect to the combined balance sheets of the Chellomedia Group (a combination of certain programming and content distribution subsidiaries and assets previously owned by Liberty Global plc) as of September 30, 2013 and December 31, 2012, and the related combined statements of operations, comprehensive earnings (loss), owners’ equity, and cash flows for the nine-month period ended September 30, 2013 and year ended December 31, 2012, and the related notes to the combined financial statements, which report appears in the Form 8-K/A of AMC Networks Inc. dated April 16, 2014.

KPMG Accountants N.V.
Amstelveen, the Netherlands
April 16, 2014